MDS Announces Senior Management Change

Toronto, Canada, November 10, 2006 - MDS Inc. (TSX:MDS; NYSE: MDZ), a global life sciences company, announced today that Jim Garner, Executive Vice-President Finance and Chief Financial Officer, will be leaving MDS, effective April 2007. Mr. Garner is committed to completing the current fiscal year as CFO and to ensuring a smooth transition before his departure next year to pursue other career opportunities.

“I would like to personally thank Jim for his commitment and contribution to MDS over his 3 years with the company,” said Stephen P. DeFalco, President and Chief Executive Officer, MDS Inc. “In particular; I appreciate Jim’s support during my first year as CEO and his efforts in transitioning MDS to a global life sciences company.”

The company has initiated an executive search to identify a replacement for Mr. Garner.

About MDS Inc.

MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 8,800 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day. MDS Diagnostic Services, a business unit of MDS Inc. (TSX: MDS, NYSE: MDZ), is a leading provider of laboratory testing and management services.

For further information contact:
Investors: Sharon Mathers 416-675-6777 ext. 4721 sharon.mathers@mdsinc.com	Media: Catherine Melville (416) 675-6777 ext. 2265 catherine.melville@mdsinc.com